It’s Not Too Late to Protect Your Investment in Heinz and Vote GOLD Today

August 14, 2006

Dear Fellow Shareholder,

The annual meeting of shareholders of H. J. Heinz Company is now just days away. This may be your last opportunity to protect your investment in Heinz by voting the GOLD proxy card. We believe that this proxy contest has come down to a choice between the Company’s rhetoric versus the Trian Group’s proven results. The Company would have shareholders believe that after eight years of poor performance and five failed restructuring plans the incumbent board will now start holding management accountable for its failures, and that improved performance is now just around the corner. The Company has made similar promises to shareholders in the past, only to repeatedly fall short in delivering the performance necessary to keep those promises.

For Heinz, improved performance always seems to be just around the corner. We are convinced that the Heinz board is in need of the marketing, operational and capital markets expertise and fresh perspectives that the Trian Group’s minority slate of five highly qualified, independent and experienced nominees would bring to the boardroom. It is not too late to vote the GOLD proxy card--we urge you to protect your investment in Heinz by voting GOLD today.

Three highly respected independent proxy voting advisory firms recommend that Heinz shareholders vote the Trian Group’s GOLD proxy card and not vote the Company’s white proxy card:

•	Institutional Shareholder Services (ISS) recommends that shareholders vote the GOLD proxy card FOR Nelson Peltz, Mike Weinstein and Greg Norman
•	Glass Lewis & Co. recommends that shareholders vote the GOLD proxy card FOR Nelson Peltz and Mike Weinstein
•	PROXY Governance, Inc. recommends that shareholders vote the GOLD proxy card FOR Nelson Peltz

The Company’s operational and strategic failures during William Johnson’s tenure as Chief Executive Officer include:

•	Heinz’ five failed restructuring plans since 1997
•	Heinz’ stock price falling from $54.50 in April 1998 to $33.70 in February 2006
•	Heinz’ earnings per share falling 12% from $2.15 per share to $1.89 over the same time period
•	Heinz’ misguided sale of the WeightWatchers brand
•	Heinz’ lack of management accountability
•	BusinessWeek naming Heinz one of the five “Big LOSERS” in its August 7, 2006 Best Global Brands cover story

We believe that Heinz can and must be restored to the leadership position it once enjoyed. Each of our nominees is firmly committed to working with other Heinz board members and management to effect positive change at Heinz and improve results for the benefit of all shareholders and Heinz’ other stakeholders and constituencies. Accordingly, we urge our fellow shareholders to vote today for all FIVE of the Trian Group’s highly qualified, independent and experienced nominees using the GOLD proxy card.

Unable to run on its record of disappointing financial results, the Company has engaged in a campaign of mudslinging and false and misleading rhetoric in a “low road” attempt to distract shareholders from the real issues concerning the Company’s poor performance and failure to hold management accountable. We encourage you to read the attached summary of just a few of the Company’s attempts to spin the facts.

Based on our conversations with shareholders, the Trian Group believes that Heinz shareholders see through the repeated barrage of misleading Heinz rhetoric, and will focus on the true facts – Heinz has continued to underperform, its poor financial results have continued to disappoint and yet the board continues to support and reward management. In the words of the highly regarded and influential proxy voting advisory firm Institutional Shareholder Services (ISS),

“Looking at return on invested capital (ROIC), it appears the company is approximately where it was in FY03, showing no improvement in returns despite the self-described ‘record setting’ performance over the past few years.” The board now claims that it will start holding management accountable for its failures, but where has the board been for the past eight years? Is it holding Mr. Johnson accountable as CEO by increasing his total compensation by 34% while the Company’s stock price decreased by 30%? If credibility and accountability are important to you, we believe you should support the Trian Group’s nominees on the GOLD proxy card.

The Trian Group’s five nominees are firmly committed to representing the interests of ALL Heinz shareholders. They have a strong record of building businesses, creating jobs and increasing shareholder value. We urge you to put their experience and skills to work on your behalf! We believe Heinz’ poor performance, lack of management credibility and lack of board oversight require changes at the board level, and that all shareholders would be best served by electing Nelson Peltz, Peter May, Ed Garden, Mike Weinstein and Greg Norman to the board. We believe the choice is clear—the Heinz board is desperately in need of our fresh perspectives. Please help protect your interest in Heinz by voting the GOLD proxy card today for all FIVE of our nominees.

Thank you for your support.

Nelson Peltz	Peter May	Edward Garden	Michael Weinstein	Greg Norman

TIME IS SHORT--please refer to the GOLD proxy card or voting instruction form recently sent to you for instructions on how to vote by telephone or by Internet!

If you hold your shares in your own name and need a duplicate GOLD proxy card, please call our proxy solicitor, Innisfree M&A Incorporated, at the numbers shown below. If you hold your shares through a bank, broker or other custodian and cannot locate your GOLD voting instruction form, please contact your account representative and instruct them to vote your shares on the GOLD card TODAY on your behalf.

IF YOU NEED ANY ASSISTANCE IN THE LAST-MINUTE VOTING OF YOUR SHARES, PLEASE CALL:

INNISFREE M&A INCORPORATED

TOLL-FREE at 1-877-456-3442

BANKS AND BROKERS, CALL COLLECT at 212-750-5833

Notes To Follow

H. J. Heinz Company – A Campaign of Mudslinging and Misleading Rhetoric

“One interesting atypical aspect of this fight is that it appears to be the company that is slinging the most mud in this contest.” – ISS Report, August 3, 2006

The Trian Group asks Heinz shareholders to cast a critical eye on what it views as the Company’s carefully crafted campaign of mudslinging and misleading rhetoric. This summary highlights just a few examples. Indeed, if the Company’s spin-doctors exercised their creative expertise toward marketing the Company’s products rather than toward character assassinations, Heinz might not have been on the BusinessWeek list of “Biggest LOSERS” in brand value. The Company would have you believe, without any evidence:

•

its baseless claim that the Trian Group’s proposed minority representation somehow equates to “seizing control,” or is part of a secret plot to take over the Company through an undisclosed method that would somehow benefit the Trian Group and not other shareholders:

•

ISS says, “It is difficult to understand how the [Trian Group] would be able to accrue value disproportionate to its share ownership percentage. The boogey man of self-dealing is in our opinion a canard. In fact, Trian actually limits its flexibility by joining the board, as it would become restricted in its purchases and sales of HNZ stock.”

•

the Company ignores the fact that even if all five of the Trian Group’s nominees did vote together they could not take action at a meeting of the full board without persuading other Heinz directors that their position is correct;

•	its baseless claim that five highly respected director nominees would necessarily vote together as a disruptive “voting bloc” that would cause “dysfunction” and “disruption” in the boardroom:
•

ISS says, “We discount the company’s disruption argument. Highly experienced adults should be able to function together despite differences in opinion. A limited degree of contentiousness in the boardroom is likely to lead to a more lively discussion and critical assessment of the issues and will help to ensure that the board does not simply defer to management. We note that as a minority on the board, the [Trian Group] will need to work constructively with the majority in order to govern the company and effect change.”

•

its baseless claim that relationships among certain of the Trian Group’s nominees somehow render them not independent, but significant interrelationships among the Heinz board members and the clubby, caretaker nature of the Heinz board should be disregarded:

•	Heinz fails to recognize that each of the Trian Group’s nominees meets ALL applicable New York Stock Exchange independence standards and even Heinz’ own published independence standards;
•

Glass Lewis says, “We believe that investors should also be aware that many of the Company’s current directors are affiliated with the Company’s presiding director, Thomas Usher. In fact, considering the Company’s performance, certain of these affiliations lead us to question Mr. Usher’s effectiveness as the chair of the corporate governance committee and as a member of the management development and compensation committee.... [E]xcept for director Lynn Swann, every director who either joined the Heinz board or was appointed to the compensation committee since 2002, has some affiliation with Mr. Usher. While such occurrences are understandable, we strongly believe that the Heinz board could have benefited from the appointment of fresh faces who would not have loyalties or friendships with existing members of management.” The Trian Group also notes that a review of publicly available records indicates that Mr. Usher has contributed at least $28,000 to Mr. Swann’s current gubernatorial campaign.

•

ISS says, “Long-term followers of the company also told us that they believe that the HNZ board has been generally deferential to Mr. Johnson. ...It’s quite possible that a board that adopts a strong governance structure may nonetheless be a little too cozy with its chief executive. An “oversight” board may be sufficient when things are running smoothly, but when faced with operational issues, a more “challenging” board is warranted.”

•

its baseless claim that a shareholder with $750 million invested in Heinz common stock, who stands to benefit, like other shareholders, only from an improvement in the stock price, would not seek to improve shareholder value:

•	ISS says, “We note that Trian has invested $750 million (with no leverage) into HNZ, a huge incentive to see the share price continue to rise.”

•

ISS also says, “Trian is a self-described “operational” activist. It looks to “dis-intermediate” private equity, acting as private equity investors would act, but with the benefits accruing to public shareholders...To the extent that activist investors can unlock such value while a company remains public, all shareholders will benefit.”

•	Glass Lewis says, “We believe Messrs. Peltz and Weinstein will continue to press for needed changes at Heinz and ensure that the board focuses on creating value for shareholders.”
•	its baseless claim that the Trian Group’s proposed cost savings target of $575 million would somehow “cripple” the Company, but the Company’s own $385 million cost savings target would not:
•

When faced with the facts, the company does an about-face. According to ISS, “The board confirmed to us that it does not see why the company cannot get back to 2001 SG&A levels.... [R]educing SG&A to 2001 levels would imply total savings in line with what Trian is proposing. Given the ever-narrowing differences between the two plans, it’s hard to see how the Trian plan would cripple the company while the company’s plan would not.”

•

its baseless claim that the Trian Group’s nominees fail to meet Heinz’ self-defined standards for service as directors because of the ISS governance ratings of the public company for which some of them are employed:

•

Heinz falsely distorts the governance rating of Triarc Companies, Inc. by neglecting to disclose the fact that, according to ISS, Triarc outperformed approximately two-thirds of its peer companies in the consumer services industry, and all of Triarc’s nominees consistently and overwhelmingly received the support of Triarc’s shareholders year after year;

•

Heinz has not disclosed that certain of its own nominees run companies with similar or even lower ISS ratings and would, by Heinz’ own alleged criteria, “fail to qualify” for the board. For example, Molson Coors Brewing Company (Peter H. Coors) ranks in the lowest 0.2% of the relevant index and the lowest 30% of its industry, and PPG Industries, Inc. (Charles E. Bunch, CEO of PPG and Thomas Usher, chair of its compensation committee) ranks in the lowest 21.4% of its index and ranks similar to Triarc in its industry. In addition, in the 2006 Glass Lewis Proxy Paper for PPG Industries, PPG earned a grade of “F” in Pay-For-Performance;

•	Heinz has failed to disclose that The Corporate Library gave Heinz a “C” rating in corporate governance (including a “D” rating in the category of CEO compensation).
•	its baseless claim that the Trian Group’s nominees have a secret plan to move Heinz’ headquarters to another city:
•

This is nothing more than a transparent attempt to scare employees and members of the Pittsburgh community into voting for the Company’s nominees. The Trian Group has repeatedly stated that its nominees have absolutely no intention of moving Heinz, or even suggesting that Heinz move, from Pittsburgh, where it has maintained a major corporate presence for more than 100 years. As noted in a recent interview with the Pittsburgh Post-Gazette, the Trian Group said: “The headquarters are here. The talent is here....”

•	its baseless claim that outside directors would not serve on the Heinz board if any of the Trian nominees were elected:
•

ISS says, “[T]he not-so-subtle threat that the board will miss out on the “best” candidates if the shareholders have the audacity to vote for the [Trian Group] smacks of coercion. We also question whether shareholders would actually want a new director on the board that would be unwilling to serve with an outspoken shareholder.”

•	its baseless claim that allegations of litigation against Heinz directors should be ignored as routine but against Trian Group nominees render them unqualified:
•

ISS says, “We also note that the company, in response to questions about lawsuits filed against the HNZ Board, indicated in essence that every public board is a target of lawsuits. We cannot argue with that point, but what is good for the goose is also good for the gander: the [Trian Group’s] argument that they have been the target of strike suits deserves equal consideration.”

•	its baseless claim that an outside third party’s internal system limitations on telephone and internet voting mechanics were somehow the Trian Group’s fault:
•

What Heinz did not tell its shareholders is that the impartial third-party vote processing firm’s failure to initially implement telephone and internet voting resulted from that firm’s own internal processing limitations, which it subsequently resolved on its own. The Trian Group’s proxy solicitation is being conducted pursuant to the Securities and Exchange Commission’s rules on short-slate voting.

Notes:

Investment funds and accounts managed by Trian Fund Management, L.P., together with an investment fund managed by Sandell Asset Management Corp. (and affiliated companies) are collectively referred to as the “Trian Group.” The Trian Group has not sought or obtained consent from any third party to the use of previously published information as proxy soliciting material. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. Because the Trian Group was not involved in the preparation of any third party information, it cannot reasonably confirm the accuracy or completeness thereof. Heinz’ stock prices of $54.50 and $33.70 are as of April 30, 1998 and February 6, 2006, respectively, as posted on the Company’s website. Share prices are not adjusted for dividends or the spin-off of assets to Del Monte in December 2002 (Heinz shareholders received approximately $3.45 in value, in Del Monte shares, per Heinz share as part of this transaction). April 30, 1998 marked the beginning of William Johnson’s tenure as Chief Executive Officer. February 6, 2006 marked the beginning of a period during which the Company’s average daily trading volume rose significantly above historical levels and, on or about that time, rumors began to spread of activist involvement in the stock. Since that date, share prices have increased. Heinz’ 30% stock price decrease reflects the decrease in the Company’s stock price from fiscal year-end 1999 through fiscal year-end 2006. Mr. Johnson’s 34% increase in total compensation reflects amounts awarded in fiscal 2006 compared to fiscal 1999. Earnings per share figures are as reported by Heinz in its filings with the Securities and Exchange Commission (the “SEC”) for fiscal years 1998-2006.

The Trian Group has previously filed its definitive proxy statement with the SEC and has mailed its definitive proxy statement and Gold proxy card to shareholders. Shareholders are strongly advised to read the proxy statement and other related documents, as they contain important information. Copies of the proxy statement are available free of charge on the SEC’s website at http://www.sec.gov or by contacting Innisfree M&A Incorporated by telephone at (877) 456-3442 or by email at info@innisfreema.com.